26 Capital Acquisition Corp.

OfficeEdge Miami

701 Brickell Avenue

Suite 1550

Miami, Florida 33131

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	26 Capital Acquisition Corp

Registration Statement on Form S-1, as amended

Filed January 11, 2021

File No. 333-251682

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 26 Capital Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jason Ader
Jason Ader
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller